Exhibit 99.1



Raymond James & Associates Growth Airline Conference

January 30, 2003

ExpressJet Holdings, Inc.



Portions of this presentation contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements reflect our expectations and assumptions about future events and are subject to uncertainties and other factors, many of which are outside our control. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible Federal Aviation Administration requirements; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. Additional information concerning risk factors that could cause our actual results to differ materially from those in the forward-looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Registration Statement on Form S-1 dated April 17, 2002. In light of these uncertainties and assumptions, the events described in the forward-looking statements of this presentation might not occur or might occur to a materially different extent than described in this presentation. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.



ExpressJet Airlines

- The world's largest operator of regional jets
  - 192 Embraer ERJs at January 31, 2003
  - 82 firm orders
  - 100 options



- Named 2003 Regional Airline of the Year by *Air Transport World*

- Exclusive operator of regional jets for Continental Airlines in hubs
  - New York/Newark, Houston and Cleveland

- Approximately 1,000 flights daily to 114 cities in USA, Mexico and Canada







ExpressJet

2002 Financial Accomplishments

- Achieved excellent financial results in a difficult industry environment:
  - 11% revenue growth to $1.1 billion
  - 75% net income to common shareholders growth to $84 million
  - 55% basic and diluted EPS growth to $1.38
  - 13.6% operating margin
  - Excluding government grant, CASM declined 9%
  - Increased cash balance to $121 million
  - Reduced debt by $227 million, including $80 million in prepayments
- Executed $480 million initial public offering (NYSE: XJT):
  - Sold 30 million shares at $16 per share
  - Largest US airline IPO in history

ExpressJet

2002 Operational Accomplishments

- Completed transition to an all-jet fleet of Embraer regional jets
  - Inducted 51 ERJs
  - Retired last 33 turboprops
  - Introduced new longer range ERJ-145XR aircraft
  - Achieved 99.9% controllable* completion factor and 99.0% total completion factor
  - Served 9.2 million customers
  - Opened new stations in 12 cities
  - Hired approximately 600 employees

** Excludes cancellations due to weather and air traffic control*



Current ExpressJet Cities



- ● **Current cities**
- ● **Hub locations**

As of January 2003

5



2002 Operating Results

(In millions, except per share data)	December 31, 2002		B/(W) than 2001		%
Total Operating Revenue	$	1,089.1	$	108.6	11.1
Operating Expenses					
Wages, Salaries & Benefits	$	237.3	$	(23.7)	(11.1)
Aircraft Rent		199.2		(30.4)	(18.0)
Fuel		100.1		9.7	8.9
Maintenance, Material & Repair		97.2		38.2	28.2
Other Rentals & Landing Fees		89.1		(17.8)	(25.0)
Other Operating Expenses		218.4		(37.8)	(4.2)
Total Operating Expenses	$	941.3	$	(61.8)	(7.0)
Operating Income (Loss)	$	147.8	$	46.8	46.3
Non-Operating Income (Expense)	$	(9.2)	$	12.1	56.9
Income/(Loss) Before:	$	138.6	$	58.9	73.9
Federal & State Income Taxes		(53.8)		(22.2)	(70.2)
Preferred Stock Dividend		(0.5)		(0.5)	n/m
Net Income/(Loss) to Common	$	84.3	$	36.2	75.3
Operating Margin		13.6%		3.3	pts
EPS	$	1.38	$	0.49	55.1

6



2002 Operating Margin Analysis





ERJ-145 2002 Cost Performance

- Focus on costs and efficiency yielded upside for our shareholders and a rebate to Continental Airlines

	Q1	Q2	Q3	Q4
Actual Cost per Block Hour	$1,952	$1,915	$1,925	$1,969
Planned Cost per Block Hour	$2,139	$2,097	$2,095	$2,113
Improvement	**8.7%**	**8.7%**	**8.1%**	**6.8%**

Excludes government grant



2002 Cash Flow ($ millions)

- ExpressJet generated strong operating cash flow, aggressively reduced debt, invested in the product and infrastructure, sold turboprop assets and increased cash balance





ERJ-145XR Overview

- 1,500 mile range versus 1,100 miles for current fleet of ERJ-145LRs

- 100% commonality for flight deck and engine core

- 95% commonality for spare parts

- 104 aircraft, 100 options

- Began service November 2002





● ExpressJet is well-positioned for the future
  - All-jet, single fleet type operator
  - Scale and launch customer economic advantages
  - Established track record for reliability and efficiency
  - Seamless product offering with Continental Airlines
  - Infrastructure in place to support growth
  - Industry top-tier financial performance

